Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation issued the following announcement to employees.

COMPANY MEMO

Date:	December 14, 2017
To:	All Employees
From:	Eric Cremers
Subject:	Promotion – Darin Ball

I am pleased to announce the promotion of Darin Ball to vice president of Resource effective December 11, 2017. Throughout his Potlatch career, Darin has shown himself to be a proven leader focused on creative solutions that drive value for our operating units and shareholders. In his new role Darin will lead the integration of Potlatch and Deltic’s highly productive and diverse timberland portfolio. Upon completion of the merger, Darin will manage the Resource operations for the new combined company consisting of approximately 1.1 million acres in the U.S. South, 600,00 acres in Idaho, and 150,000 acres in Minnesota. Darin currently serves as our Idaho resource manager and will continue to report to me. We will begin the process of replacing Darin’s role immediately and hope to have it filled in the next several weeks.

About Darin Ball

Darin joined Potlatch Corporation in 2003 and has over 26 years of industry experience. Prior to his current role, Darin held various management level positions at Potlatch. From 2007 through 2012, Darin was Potlatch’s director of budgeting & business development for the company’s 1.4 million acres in three states (Idaho, Arkansas and Minnesota). This position was focused on strategic planning, annual budgets and served as the company lead on development of new business strategies including biomass and carbon sequestration. From 2005 through 2007, Darin was in the role of manager, REIT accounting which focused on Potlatch’s conversion to a REIT tax structure in 2006. From 2003 through 2005, Darin, was the business planning manager for Potlatch Consumer Products Division. Prior to joining Potlatch, Darin worked for Willamette Industries and then Weyerhaeuser in a variety of assignments on both the solid wood and paper sides of the forest products business. These roles were primarily in accounting, finance and operations.

Darin is a graduate of the University of Idaho, and a father of three children. In his spare time he enjoys golfing and fly fishing.

Potlatch Corporation	WWW.POTLATCHCORP.COM

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on October 24, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3,

Potlatch Corporation	WWW.POTLATCHCORP.COM

2017 and its Current Reports on Form 8-K, which were filed on May 1, 2017, May 4, 2017, October 23, 2017 and December 7, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 2, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on February 27, 2017, March 8, 2017, May 2, 2017, September 1, 2017, September 5, 2017, October 23, 2017 and November 21, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Potlatch Corporation	WWW.POTLATCHCORP.COM